

Mail Stop 4561

September 13, 2016

Joseph Chen
Chief Executive Officer
Renren Inc.
5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People's Republic of China

> **Re: Renren Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 16, 2016**
> **File No. 001-35147**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2015

Item 3. Key Information

D. Risk Factors

If we are deemed an "investment company" under the Investment Company Act of 1940…, page 5

1.   You state that your investments "may be deemed to be investment securities within the meaning of the Investment Company Act of 1940." Please clarify to state, if true, that as of the fiscal year end you may be deemed an investment company depending on the amount of investment securities held. Also clarify the negative impact to your business from being deemed an investment company, including the inability to raise capital

through the sale of securities or to conduct business in the United States. Finally, advise what consideration you gave to highlighting any potential liability from being considered an investment company under the Investment Company Act.

Future disposals of long-term investments…, page 5

2.   You disclose that you plan to reduce the number and aggregate size of your investments. Where appropriate, please consider providing greater specificity with regard to your plan to the extent known. For example, it seems appropriate to disclose: the reason for reducing your investment holdings; how the reduction fits within your business strategy; and how restrictions under shareholder agreements or similar documents affect such plans.

Item 4. Information on the Company, page 40

3.   In the first risk factor on page 5, you disclose that your business has significantly changed in recent years and now includes "internet finance and other new initiatives." In addition, you disclose in the last sentence on page 5 that you had 55 unconsolidated subsidiaries and investment funds as of December 31, 2015. Please explain the nature of and strategy for the significant amount of investments held and investment income earned. Also explain why your investments appear to be primarily through non-controlling interests. Your disclosures should clarify that investing activities are a principal business activity and are a major factor affecting your results of operations and financial condition. Further, discuss the material acquisitions and dispositions of short-term and long-term investments for each period presented. We refer you to Items 4 and 5.B to Form 20-F and Sections III and IV of SEC Release 33-8350.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-12

4.   Please tell us your consideration of providing corresponding disclosures in the financial statements similar to the matters addressed in our comments 2 and 3 above. In addition, supplementally provide a detailed analysis of why you are not within the scope of ASC 946-10-15.

Note 2. Summary of Significant Accounting Policies

Financial Instruments, page F-38

5.   We note that you did not disclose the fair value of your cost investments due to the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. Please clarify why you believe that the cost makes it impractical to

obtain these amounts and how you weighed such costs as compared to the materiality of such investments. We refer you to ASC 825-10-50-16 to 50-19.

Note 9. Long-Term Investments, page F-58

6.   We note your investment in Social Finance Inc. Please tell us what consideration you gave to the financial statement requirements in Rule 3-09 of Regulation S-X. Please provide us with your significance tests.

7.   Tell us how you considered ASC 323-10-15-10 when evaluating whether you have significant influence over Social Finance Inc. Please provide a detailed analysis that supports your conclusion.

8.   We note that you classify the convertible redeemable preferred shares as available-for-sale investments. Tell us and disclose the redemption terms for each preferred share. We refer you to ASC 320-10-25-1(b).

Note 12. Short-Term and Long-Term Debt, page F-66

9.   We note from your disclosures on page 6 that your ability to sell certain investments may be subject to restrictions under shareholder agreements or similar documents. Please tell us whether there are any restrictive covenants associated with your long-term debt that financed your investment in Social Finance Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joseph Chen
Renren, Inc.
September 13, 2016
Page 4

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Will H. Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP